Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated September 25, 2009

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ARN-2. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Selling discount	$0.00	$
Proceeds, before expenses, to Bank of America Corporation	$10.00	$

*Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), which may be in October or November 2009, the settlement date may occur in October or November 2009, and the maturity date may occur in October or November 2011. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

October     , 2009

Units Accelerated Return Notes®

Linked to the Dow Jones-UBS Commodity IndexSM – Excess Return,

due October , 2011 $10 principal amount per unit

Term Sheet No. Expected Pricing Date* October , 2009

Settlement Date* October , 2009 Maturity Date* October , 2011

CUSIP No.

•	3-to-1 upside exposure to increases in the level of the Dow Jones-UBS Commodity IndexSM – Excess Return, subject to a cap of 38% to 42% over the Original Offering Price
•	A maturity of approximately 24 months
•	1-to-1 downside exposure, with no downside limit
•	Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation
•	No periodic interest payments
•	No listing on any securities exchange
•	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

Accelerated Return Notes® STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM – Excess Return, due October     , 2011 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones-UBS Commodity IndexSM – Excess Return (the “Index”) increases moderately from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the ARNs.

On May 6, 2009, UBS completed its previously announced acquisition of AIG Financial Product Corp’s (“AIG”) commodity index business. As a result, the Market Measure to which the ARNs are linked was re-branded from the Dow Jones-AIG Commodity IndexSM – Excess Return to the Dow Jones-UBS Commodity IndexSM – Excess Return. Dow Jones has indicated that the Dow Jones-UBS Commodity IndexSM – Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM – Excess Return, and will take the same form and format as the Dow Jones-AIG Commodity IndexSM – Excess Return.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 24 months
Market Measure:	Dow Jones-UBS Commodity IndexSM – Excess Return (Bloomberg symbol: “DJUBS”)
Starting Value:	The closing level of the Index on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as more fully described in product supplement ARN-2. The Starting Value will be set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Ending Value:	The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement ARN-2.
Capped Value:	$13.80 to $14.20 per unit of the ARNs, which represents a return of 38% to 42% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 300% and a hypothetical Capped Value of $14.00 (a 40% return), the midpoint of the Capped Value range of $13.80 to $14.20. The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 300%, a hypothetical Starting Value of 127.3550 (the closing level of the Index on September 22, 2009), and a hypothetical Capped Value of $14.00 (per unit), the midpoint of the Capped Value range of $13.80 and $14.20:

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	127.3550
Hypothetical Ending Value:	101.8840

$10 x	(101.8840)	= $8.00
127.3550

Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	127.3550
Hypothetical Ending Value:	129.9021

$10 +	[	$10 × 300% x	(129.9021 - 127.3550)	]	= $10.60
127.3550

Redemption Amount (per unit) = $10.60

Example 3—The hypothetical Ending Value is 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	127.3550
Hypothetical Ending Value:	191.0325

$10 +	[	$10 × 300% x	(191.0325 - 127.3550)	]	= $25.00
127.3550

Redemption Amount (per unit) = $14.00 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 127.3550 (the closing level of the Index on September 22, 2009) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the components of the Index.

The table below is based on the Participation Rate of 300% and a hypothetical Capped Value of $14.00 (per unit), the midpoint of the Capped Value range of $13.80 and $14.20.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return on a Hypothetical Direct Investment in the Components of the Index(1)(2)
63.6775	-50.00%	$5.00	-50.00%	-31.82%	-31.82%
76.4130	-40.00%	$6.00	-40.00%	-23.98%	-23.98%
89.1485	-30.00%	$7.00	-30.00%	-17.06%	-17.06%
101.8840	-20.00%	$8.00	-20.00%	-10.85%	-10.85%
114.6195	-10.00%	$9.00	-10.00%	-5.20%	-5.20%
120.9873	-5.00%	$9.50	-5.00%	-2.55%	-2.55%
124.8079	-2.00%	$9.80	-2.00%	-1.01%	-1.01%
127.3550(3)	0.00%	$10.00	0.00%	0.00%	0.00%
129.9021	2.00%	$10.60	6.00%	2.93%	0.99%
132.4492	4.00%	$11.20	12.00%	5.75%	1.97%
134.9963	6.00%	$11.80	18.00%	8.45%	2.93%
140.0905	10.00%	$13.00	30.00%	13.56%	4.82%
150.2789	18.00%	$14.00(4)	40.00%	17.55%	8.45%
159.1938	25.00%	$14.00	40.00%	17.55%	11.47%
171.9293	35.00%	$14.00	40.00%	17.55%	15.58%
197.4003	55.00%	$14.00	40.00%	17.55%	23.16%
203.7680	60.00%	$14.00	40.00%	17.55%	24.94%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from September 30, 2009 to September 30, 2011, a term expected to be similar to that of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the components of the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, which was the closing level of the Index on September 22, 2009. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the hypothetical Capped Value of $14.00 (the midpoint of the Capped Value range of $13.80 and $14.20). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or its components (the “Index Commodities”).

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	Dow Jones and UBS may adjust the Index in a way that affects its level, and Dow Jones and UBS have no obligation to consider your interests.

▪	Ownership of the ARNs will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The prices of the Index Commodities may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Commodities and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of the Index Commodities may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Risk Factors

The ARNs are linked to the Dow Jones-UBS Commodity IndexSM – Excess Return and not the Dow Jones-UBS Commodity Index Total ReturnSM. The Dow Jones-UBS Commodity IndexSM – Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM – Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the ARNs are linked to the Dow Jones-UBS Commodity IndexSM – Excess Return and not the Dow Jones-UBS Commodity Index Total ReturnSM, the Redemption Amount will not reflect this total return feature.

Risks associated with the Index may adversely affect the market price of the ARNs. Because the ARNs are linked to the Index, which reflects the return on futures contracts on different exchange-traded physical commodities, it will be less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the ARNs could be subject to greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Dow Jones and UBS may not discover every discrepancy. Finally, subject to the minimum/maximum diversification limits, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy, metals, livestock, grains, and softs. As a result, an investment in the ARNs may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Dow Jones-UBS Commodity IndexSM – Excess Return—Annual Reweighting and Rebalancing of the Index.”

Higher future prices of the Index Commodities relative to their current prices may decrease the Redemption Amount. The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November.

This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount.

Trading and other transactions by UBS and Dow Jones in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index. UBS and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and Dow Jones and UBS and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the ARNs into consideration at any time.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 38% and 42% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade the ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet. MLPF&S will not receive any commission in connection with the sale of the ARNs. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 5,000 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of Dow Jones and UBS as stated in those sources, and these policies are subject to change at the discretion of Dow Jones and UBS. None of us, the calculation agent, or MLPF&S accept any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Dow Jones,” “UBS,” “Dow Jones-UBS Commodity IndexSM – Excess Return”, and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS”), as the case may be, and have been licensed for use by us for certain purposes. The ARNs are not sponsored, endorsed, sold, or promoted by Dow Jones, UBS, or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the ARNs.

Acquisition by UBS

On May 6, 2009, UBS completed its previously announced acquisition of AIG’s commodity index business. Dow Jones has indicated that the Dow Jones-UBS Commodity IndexSM – Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM – Excess Return, and will take the same form and format as the Dow Jones-AIG Commodity IndexSM – Excess Return.

Until June 18, 2009, Dow Jones published all Dow Jones-AIG Commodity Indices and Dow Jones-UBS Commodity Indices under two ticker symbols – the Dow Jones-AIG version (“DJAIG”) and the new Dow Jones-UBS version (“DJUBS”). After June 18, 2009, Dow Jones discontinued the publication and distribution of the DJAIG ticker symbol.

General

The Index is a proprietary index that provides a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. There are 23 futures contracts on physical commodities eligible for inclusion in the Index (each, an “Index Component”). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 23 commodities that are eligible for inclusion in the Index (the “Index Commodities”) are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 Index Commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contacts for Each Index Commodity.” The actual Index Commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-UBS Business Days (as defined below) each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and UBS at any time. Currently, Dow Jones publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-UBS Business Day on Bloomberg, L.P., under the symbol “DJUBS”.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the Index. he Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and, in addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by UBS for each Index Commodity. With the exception of several LME contracts, where UBS believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, UBS selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, UBS will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	6.99%	LME	25 metric tons

Coffee	Coffee “C” cents/pound	2.66%	NYBOT	37,500 lbs

Copper(2)	Copper cents/pound	11.41%	COMEX	25,000 lbs

Corn	Corn cents/bushel	3.78%	CBOT	5,000 bushels

Cotton	Cotton cents/pound	2.28%	NYBOT	50,000 lbs

Crude Oil	Light, Sweet Crude Oil $/barrel	17.13%	NYMEX	1,000 barrels

Gold	Gold $/troy oz.	7.44%	COMEX	100 troy oz.

Heating Oil	Heating Oil cents/gallon	3.61%	NYMEX	42,000 gallons

Live Cattle	Live Cattle cents/pound	3.62%	CME	40,000 lbs

Lean Hogs	Lean Hogs cents/pound	1.52%	CME	40,000 lbs

Natural Gas	Henry Hub Natural Gas $/mmbtu	6.76%	NYMEX	10,000 mmbtu

Nickel	Primary Nickel $/metric ton	3.74%	LME	6 metric tons

Silver	Silver cents/troy oz.	3.25%	COMEX	5,000 troy oz.

Soybeans	Soybeans cents/bushel	6.28%	CBOT	5,000 bushels

Soybean Oil	Soybean Oil cents/pound	2.37%	CBOT	60,000 lbs

Sugar	World Sugar No. 11 cents/pound	5.09%	NYBOT	112,000 lbs

Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	4.98%	NYMEX	42,000 gallons

Wheat	Wheat cents/bushel	3.26%	CBOT	5,000 bushels

Zinc	Special High Grade Zinc $/metric ton	3.84%	LME	25 metric tons

(1)	Reflects the approximate weightings as of August 31, 2009 of the nineteen commodities currently included in the Index.

(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contact and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities are assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the index weighting of each Commodity Group as of August 31, 2009 are as follows:

Commodity Group:	Commodities:	Index Weighting by Commodity Group as of August 31, 2009(1):
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	32.48%

Agriculture	Corn Soybeans Soybean Oil Wheat Coffee Cotton Sugar	25.72%

Industrial Metals	Aluminum Copper Nickel Zinc	25.98%

Livestock	Lean Hogs Live Cattle	5.14%

Precious Metals	Gold Silver	10.69%

(1) Reflects the rounded weightings of the six Commodity Groups currently included in the Index.

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2009, as well as their respective Commodity Index Multipliers for 2009:

Index Commodity	2009 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.115420380
Coffee	68.100845940
Copper	126.467801040
Corn	35.938858790
Cotton	119.454917530
Crude Oil	7.592336320
Gold	0.244395540
Heating Oil	61.493914290
Lean Hogs	98.757229960
Live Cattle	130.707755740
Natural Gas	52.957386400
Nickel	0.006139090
Silver	6.811632160
Soybeans	20.082708710
Soybean Oil	208.464754610
Sugar	653.655142790
Unleaded Gasoline	86.611391080
Wheat	20.461483020
Zinc	0.063917040

Index Supervisory and Advisory Committees

Prior to January 1, 2007, an Index oversight committee (the “Oversight Committee”) reviewed and approved procedures for calculating the Index. Effective January 1, 2007, however, Dow Jones and AIG replaced the Oversight Committee with a two-tier oversight structure comprised of an Index supervisory committee (the “Supervisory Committee”) and the Advisory Committee in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by Dow Jones, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings and the recalculation of the composition of the Index will be determined each year in June by UBS under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July following such meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•	No single commodity may constitute more than 15% of the Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through August 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the ARNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the ARNs. On September 22, 2009, the closing level of the Index was 127.3550 .

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones and UBS licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by Dow Jones and UBS, in connection with certain products, including the ARNs.

The license agreement provides that the following language must be set forth in this term sheet:

The ARNs are not sponsored, endorsed, sold, or promoted by Dow Jones, UBS, UBS Securities LLC (“UBS Securities”), or any of their subsidiaries or affiliates. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the ARNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ARNs particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index which is determined, composed, and calculated by Dow Jones in conjunction with UBS Securities without regard to us or the ARNs. Dow Jones and UBS Securities have no obligation to take our needs or the needs of the owners of the ARNs into consideration in determining, composing, or calculating the Index. None of Dow Jones, UBS, UBS Securities, or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the ARNs to be issued or in the determination or calculation of the equation by which the ARNs are to be converted into cash. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the ARNs, in connection with the administration, marketing, or trading of the ARNs. Notwithstanding the foregoing, UBS, UBS Securities, and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the ARNs, but which may be similar to and competitive with the ARNs. In addition, UBS, UBS Securities, and their subsidiaries and affiliates actively trade commodities, commodity indexes, and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options, and derivatives which are linked to the performance of such commodities, commodity indexes, and commodity futures. It is possible that this trading activity will affect the level of the Dow Jones-UBS Commodity IndexSM – Excess Return and the value of the ARNs.

This term sheet relates only to the ARNs and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the ARNs should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates. The information in this term sheet regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the ARNs. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE ARNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS, UBS SECURITIES AND US.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

▪

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

▪

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. Further, in August 2009, legislation was introduced in the U.S. Senate that proposes to treat as short-term capital gain or loss any capital gain or loss recognized from the sale or exchange of direct or derivative interests in (a) oil or natural gas (or any primary product of oil or natural gas) which is actively traded and (b) any index a “substantial portion” of which is based on commodities described in (a) above. If enacted in its current form, the legislation may treat any gain or loss on the ARNs, which would otherwise be treated as long-term capital gain or loss, as short-term capital gain or loss. In addition, the proposed legislation may treat any such gain as taxable “unrelated business taxable income” of certain tax-exempt organizations. As currently drafted the legislation would apply to positions acquired after August 31, 2009 and before January 1, 2014. It is impossible to predict whether this legislation, or other similar legislation, will become law or the ultimate effective date of any such legislation. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.